Exhibit 99.4

SEABRIDGE GOLD INC	8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on June 27, 2018

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.

The person named above (the “holder” or “you”) has the right to appoint some other person or company of the holder’s choice, who need not be a shareholder, to attend and act on the holder’s behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as disclosed by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof unless the holder votes “Against” in respect of “Other Matters”.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 p.m., EDT, on June 25, 2018.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.
1-866-732-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail, by returning this Form of Proxy to Computershare’s address above, may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Seabridge Gold Inc. hereby appoint: Rudi P. Fronk, or failing him, Christopher J. Reynolds, or failing him, Jay S. Layman, or failing him, Richard C. Kraus	OR	Print the name of the person you are appointing if this person is someone other than the Management designated proxyholders listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Seabridge Gold Inc. to be held at the Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3 on June 27, 2018 at 4:30 p.m., EDT, and at any adjournment or postponement thereof.

MANAGEMENT’S DESIGNATED PROXYHOLDER’S VOTING INTENTIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Number of Directors	☐	☐

To fix the number of Directorsof the Corporation at eight (8).

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. A. Frederick Banfield	☐	☐	02. Rudi P. Fronk	☐	☐	03. Eliseo Gonzalez-Urien	☐	☐

04. Richard C Kraus	☐	☐	05. Jay S. Layman	☐	☐	06. Clem Pelletier	☐	☐

07. John W. Sabine	☐	☐	08. Gary A. Sugar	☐	☐

	For	Withhold

3.Appointment of Auditors	☐	☐

To appoint KPMG LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year.

	For	Against

4. Auditors’ Remuneration	☐	☐
To authorize the Directors to fix the remuneration to be paid to the auditors.

5. Increase in Shares Reserved under Option Plan and Restricted Share Unit Plan	☐	☐
To approve an increase in the number of shares reserved for issue under the Corporation’s Stock Option Plan and Restricted Share Unit Plan by a combined total of 700,000 shares, made up of an increase in the number of shares reserved for issue under stock options and restricted share units by 600,000 and 100,000, respectively, as more particularly set out in the Management Proxy Circular in respect of the Meeting.

6. Approval of Directors Stock Options
To approve, by a majority of disinterested shareholders, the grant of 300,000 stock options to directors of the Corporation as more particularly set out in the Management Proxy Circular in respect of the Meeting.	☐	☐

7. Approval of Option Grant to New Director
To approve, by a majority of disinterested shareholders, the proposed grant of 50,000 options to a new director as more particularly set out in the Management Proxy Circular in respect of the Meeting.	☐	☐

8. Other Matters	☐	☐
To transact such other business as may properly come before the Meeting.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as disclosed by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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